
Mail Stop 4631

December 15, 2009

Mr. Gailen J. Hull
ALP Liquidating Trust
900 N. Michigan Avenue
Chicago, IL 60611

> **RE:** **ALP Liquidating Trust**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File #0-16976**

Dear Mr. Hull:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Report of Independent Registered Public Accounting Firm

1. We note that your report does not include a signature identifying your independent accountants. Please amend your filing to include this information. Reference Article 2-02 of Regulation S-X.

Item 9A. Controls and Procedures

2. We note your officers' conclusion that your disclosure controls and procedures
    were effective "to ensure that information required to be disclosed was recorded,
    processed, summarized and reported within the time periods specified in the
    applicable rules and form of the Securities and Exchange Commission." Please
    confirm to us supplementally and revise your future filings to either simply state
    that your disclosure controls and procedures were "effective" or "not effective,
    whichever the case may be, without defining them, or include the complete
    definition of disclosure controls and procedures as referenced in Item 307 of
    Regulation S-K which is (1) to ensure that information required to be disclosed by
    the issuer in the reports that it files or submits under the Exchange Act is
    recorded, processed, summarized and reported, within the time periods specified
    in the Commission's rules and forms and (2) to ensure that information required to
    be disclosed by an issuer in the reports that it files or submits under the Act is
    accumulated and communicated to the issuer's management, including its
    principal executive and principal financial officers, or persons performing similar
    functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

3. We note that your certifications omit the introductory language in paragraph 4 and
    paragraph 4(b) referring to internal control over financial reporting as required by
    Item 601(B)(31) of Regulation S-K. This language became required when you
    began including a report by management on the effectiveness of the company's
    internal control over financial reporting as disclosed in Item 9A of your Form 10-
    K. We further note that this language is missing in your certifications included in
    your Form 10-Q for each of the fiscal quarters ended March 31, 2009, June 30,
    2009 and September 30, 2009. Please amend these filings to provide your
    certifications using the exact language as provided in Item 601(b)(31)(i) of
    Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant